UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

The Bank of America 401(k) Plan

December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

  The Bank of America 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP

Charlotte, North Carolina
June 25, 2009

The Bank of America 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007

Assets

Investments, at fair value
Money market and interest bearing cash	$158,710,535	$136,692,967
U.S. government and government agency obligations	1,081,859	1,376,816
Corporate debt	383,956	392,032
Asset-backed securities	318,110	393,387
Mutual funds	2,643,247,486	4,933,053,204
Common and collective trusts	476,254,975	25,076,607
Common and preferred stocks	1,147,925,665	3,005,095,398
Investment contracts	1,476,167,293	1,318,255,931
Wrap contracts	1,853,787	(365,778)
Participant loans	119,741,024	105,581,904
Other investments	85,991	74,236

Total investments	6,025,770,681	9,525,626,704

Accrued dividends and interest receivable	2,936,489	1,922,778
Employer contribution receivable	26,695,036	30,007,952
Employee contribution receivable	13,731,887	15,462,967
Due from broker for securities sold	107	-
Other receivable	1,449,832	1,225,732

Total assets	6,070,584,032	9,574,246,133

Liabilities

Due to broker for securities purchased	2,329,503	29,070,704
Other payable	138,879	131,090

Total liabilities	2,468,382	29,201,794

Net assets reflecting all investments at fair value	6,068,115,650	9,545,044,339

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	83,944,793	1,593,461

Net assets available for benefits	$6,152,060,443	$9,546,637,800

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007

Investment income (loss):
Net depreciation in fair value of investments (Note 7)	$(3,930,471,656)	$(999,281,545)
Interest	80,923,976	73,781,459
Dividends	165,705,092	178,982,331
Investment income from registered investment companies	134,190,101	348,504,436
Other income	2,594,216	1,186,085

Total investment loss	(3,547,058,271)	(396,827,234)

Contributions
Employees	572,007,472	669,757,704
Employer	297,978,867	297,882,851

Total contributions	869,986,339	967,640,555

Benefits paid to plan participants	(713,729,787)	(858,142,782)
Trustee and administrative fees (Note 2)	(3,887,266)	(1,739,854)
Other expense	(552,130)	(177,575)

Net decrease before mergers and transfers	(3,395,241,115)	(289,246,890)

Transfer from the ABN AMRO Merchant Services 401(k) Plan (Note 1)	663,758	-
Transfer from the HealthLogic Systems Corporation 401(k) Plan (Note 1)	-	1,394,719

Net decrease after mergers and transfers	(3,394,577,357)	(287,852,171)

Net assets available for benefits
Beginning of year	9,546,637,800	9,834,489,971

End of year	$6,152,060,443	$9,546,637,800

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Associate Handbook and any supplements thereto for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees covered by the Plan are eligible to make pre-tax contributions as soon as administratively practical after employment commences. After-tax contributions are not permitted.

All employees covered by the Plan are eligible to receive company matching contributions after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Investment Alternatives

Effective January 1, 2008, the Columbia LifeGoal® Income & Growth Portfolio, the Columbia LifeGoal® Balanced Growth Portfolio, and the Columbia LifeGoal® Growth Portfolio were removed as investment alternatives. Also effective January 1, 2008, the Plan began offering the Barclays Global Investors LifePath funds identified below as investment alternatives. The Plan provides participants with a total of 26 investment alternatives. These investment alternatives are the 2050 LifePath Index Fund, 2045 LifePath Index Fund, 2040 LifePath Index Fund, 2035 LifePath Index Fund, 2030 LifePath Index Fund, 2025 LifePath Index Fund, 2020 LifePath Index Fund, 2015 LifePath Index Fund, 2010 LifePath Index Fund, LifePath Index Retirement Fund, the

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan (Continued)

Investment Alternatives (Continued)

Stable Capital Fund, the Bank of America Corporation Common Stock Fund, which invests primarily in the Corporation’s common stock, and the following 14 mutual funds: the Columbia Large Cap Value Fund, the Columbia Core Bond Fund, the Columbia Large Cap Index Fund, Columbia Multi-Advisor International Equity Fund, the Columbia Marsico Focused Equities Fund, the Columbia Small Cap Index Fund, the Columbia Mid Cap Index Fund, the Batterymarch U.S. Small Cap Equity Portfolio, the Western Asset Core Bond Portfolio, the Vanguard® Institutional Total Stock Market Index Fund Institutional Plus (replaced the Vanguard® Total Stock Market Index Fund effective June 22, 2007), the Dodge & Cox Stock Fund, the Growth Fund of America®, the Fidelity Diversified International Fund and the Fidelity Real Estate Investment Portfolio.

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

The Plan also includes a Segregated Fund that is not available for additional participant investments. The Segregated Fund consists of the segregated investments and accounts of certain participants of the former NationsBank Texas Plan.

Plan Trustee

Bank of America, N.A. is the Plan Trustee.

Contributions

The Plan provides for participant pre-tax contributions through salary deductions ranging from 1% to 30% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law, annual pre-tax contributions for 2008 and 2007 were limited to $15,500 for participants who are below age 50. Additional contributions of $5,000 in 2008 and 2007 were permitted for participants over age 50. Participants are permitted to change their contribution rate in multiples of 1% on a daily basis.

Company matching contributions are calculated and allocated to the participant’s account on a pay period basis. The company matching contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax contributions. An end of year “true-up” matching contribution is also provided.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan (Continued)

Contributions (Continued)

Employer contributions include forfeitures and additional contributions are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $297,978,867 and $297,882,851 for 2008 and 2007, respectively.

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code (IRC), disability or after age 59 1/2;

(2)	Company matching contributions for 2005 and later Plan years may be withdrawn in the case of disability or after age 59 1/2; and

(3)	Company matching contributions for pre-2005 Plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1/2.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund distributed in shares of Bank of America Corporation Common Stock. Participants may elect to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan (the Pension Plan) if their vested balances in both the Pension Plan and this Plan exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan and company matching contributions as well as earnings thereon.

Participant Accounts

Each participant’s account is credited with the allocation of their pre-tax and matching contributions each pay period. Earnings for all funds are allocated to a participant’s account on a daily basis, based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts, paid directly in cash or reinvested in the

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan (Continued)

Participant Accounts (Continued)

Plan. Loan interest is credited to the investment funds of the participant making the payment.

Loans to Participants

Participants with vested account balances of at least $2,000 may borrow from their vested account balance. The minimum loan amount is $1,000. The maximum loan amount is $50,000. The maximum loan amount is reduced by (i) the outstanding balance of any other loan from the Plan or the Pension Plan or (ii) if greater, the highest outstanding balance of any other loan from the Plan or the Pension Plan any time during the one year period ending immediately before the date of the loan. The maximum loan amount may also not exceed 50% of the participant’s vested account balance, reduced by the outstanding balance of any other loan from the Plan or the Pension Plan.

Participants may apply for a general purpose loan or a primary residence loan. At any time participants may have only one general purpose loan and one primary residence loan outstanding from the Plan.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 5.0% to 11.5% for loans held by the Plan as of December 31, 2008 and 2007, respectively.

Loan repayments are made from payroll deductions and are invested in accordance with the participant’s current investment direction for future contributions. The repayment period for general purpose loans is 12 to 57 months. In the case of a primary residence loan, the repayment period can be up to 180 months.

Mergers and Acquisitions

Effective July 1, 2008, the ABN AMRO Merchant Services, LLC 401(k) Profit Sharing Plan merged into the Plan. Assets transferred into the Plan associated with this merger were $663,758.

Effective September 10, 2007, the HealthLogic Systems Corporation 401(k) Plan merged into the Plan. Assets transferred into the Plan associated with this merger were $1,394,719.

On July 1, 2007, the Company acquired all outstanding shares of U.S. Trust Corporation. Legacy U.S. Trust employees made voluntary rollover contributions totaling $50,021,855 to the Plan.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

New Accounting Pronouncement - As of January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 157 establishes a single authoritative definition of fair value, establishes a framework for measuring fair value under GAAP, and enhances disclosures about fair value measurements. The effect of the adoption of SFAS 157 did not have a material impact on the Plan’s financial statements (see Note 6: Fair Value Measurements).

In October 2008, the FASB issued FSP FAS 157–3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP FAS 157–3). FSP FAS 157–3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157–3 did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”(“FSP FAS 157-4”). FSP FAS 157-4 provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The FSP FAS 157-4 is effective for periods ending after June 15, 2009. The adoption of FSP FAS 157–4 is not expected to have a material impact on the Plan’s financial statements.

Fully Benefit-Responsive Contracts - Investment contracts are stated at fair market value and are adjusted to contract value (which represent contributions made under the contract, plus interest earned, less withdrawals and administrative expenses) on the Statement of Net Assets Available for Benefits (see Note 5: Investment Contracts). As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies (Continued)

Investment Transactions

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost.

Cost is determined on the average cost basis, except for Bank of America Corporation Common Stock, which is determined based on the aggregate participant level average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

Bank of America, N.A. Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are borne by participants based on their investments in the Plan’s investment funds. Other administrative expenses and some professional fees are paid by the Corporation.

Investment Management

The Plan provides 26 investment alternatives to participants. Some of these investment alternatives are invested in mutual funds from the Columbia Funds mutual fund families, which are administered and advised by certain affiliates of the Corporation. The affiliates are Marsico Capital Management, LLC (MCM), and Columbia Management Advisors (CMA), which are all part of the Columbia Management Group, the primary asset management division of the Corporation. The other investment alternatives are primarily invested in (i) mutual funds that are not administered or advised by affiliates of the Corporation, (ii) the Corporation’s common stock, or (iii) in the case of the Stable Capital Fund, a separately managed account that is managed by an unaffiliated investment advisor, Standish Mellon Asset Management Company, LLC. Effective December 14, 2007, MCM is no longer an affiliate.

Reclassifications

Certain amounts in the prior year financial statements and notes have been reclassified to conform to current year presentation.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

3.	Concentrations of Investment Risk

Included in the Supplemental Schedule of Assets, is a complete listing of the Plan’s investments at December 31, 2008. Investments at December 31, 2008 and 2007 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2008	2007
Bank of America Corporation Common Stock	$1,145,822,909	$3,002,390,722
Columbia Large Cap Index Fund	495,737,619	835,719,455
Fidelity Diversified International Fund	*	528,585,890
Dodge & Cox Stock Fund	*	495,487,998

* Investment was below 5% of the Plan’s net assets at year end .

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Investment Contracts

The terms of the majority of the contracts are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment. The average yield and crediting interest rates for such investments were 4.38% and 4.37%, respectively for 2008 and 4.79% and 4.93%, respectively for 2007. The average yield credited to participants was 4.69% for 2008 and 4.76% for 2007. The fair market values of these investment contracts reported in aggregate for the Stable Capital Fund were $1,643,736,963 and $1,418,908,010 as of December 31, 2008 and 2007, respectively.

The Stable Capital Fund contains Guaranteed Investment Contracts (GICs), Fixed Maturity Synthetic GICs, and Constant Duration Synthetic GICs. These are described in the next page.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

5.	Investment Contracts (Continued)

Guaranteed Investment Contracts

Traditional Guaranteed Investment Contracts (GICs) are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, Fixed Maturity Synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by FT Interactive, a third party vendor Standish Mellon has engaged to provide fixed income prices on a monthly basis.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

5.	Investment Contracts (Continued)

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers Standish Mellon or its clients have engaged to provide investment services.

In the absence of an actively traded market, discounted cash flows are only an estimate of the contract’s economic value. These values are not a useful value for participant statement purposes nor are they representative of the value that may be received from those contracts in either a participant disbursement or an early termination of the contract.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

—	Employer- initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the Fund;

—	Employer communications designed to induce participants to transfer from the fund;

—	Competing fund transfer or violation of equity wash or equivalent rules in place;

—	Changes of qualification status of employer or plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

All contracts are benefit responsive unless otherwise noted.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

5.	Investment Contracts (Continued)

	2008
	Major Credit Rating	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value

Fixed Maturity Synthetic Guaranteed Investment Contracts
ING Life & Annuity Co	AAA/Aaa	$230,698,689	$174,885	$4,555,195
Rabobank	AAA/Aaa	77,778,628	89,597	1,871,806
Rabobank	AAA/Aaa	30,691,164	22,496	992,710
State Street Bank	AAA/Aaa	238,432,754	228,354	6,727,142

Constant Duration Synthetic Guaranteed Investment Contracts
Natixis Financial Products, Inc.	AA+/Aa1	202,842,052	154,873	16,149,172
Pacific Life Insurance Company	AA+/Aa1	258,710,511	411,150	19,549,508
Rabobank	AA+/Aa1	102,525,945	316,381	9,087,932
Royal Bank of Canada	AA+/Aa1	172,778,586	228,009	12,856,939
Transamerica	AA+/Aa1	151,464,741	228,042	10,959,200

Cash Equivalent
Natixis Financial Products, Inc.	AAA/Aaa	10,244,223	-	(168,432)

Total Investment Contracts		1,476,167,293	1,853,787	82,581,172

Common and Collective Investment Trust
Goode Stable Value Trust Fund	AA/Aa2	24,877,599	-	1,363,621

Money Market Fund and Interest Bearing Cash
Columbia Cash Reserves, Capital Class		113,592,734	-	-
Columbia Government Reserves, Capital Class		27,245,548	-	-

Total		$1,641,883,174	$1,853,787	$83,944,793

	2007
	Major Credit Rating	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value

Fixed Maturity Synthetic Guaranteed Investment Contracts
Rabobank	AAA/Aaa	$91,577,366	$(9,252)	$(417,705)
Rabobank	AAA/Aaa	22,017,009	(2,436)	11,401
State Street Bank	AAA/Aaa	151,932,302	(14,955)	(1,223,863)
UBS AG	AAA/Aaa	194,168,977	(37,757)	1,542,834

Constant Duration Synthetic Guaranteed Investment Contracts
Rabobank	AA+/Aa1	105,423,705	(18,235)	1,450,732
Transamerica	AA+/Aa1	140,640,440	(23,080)	(423,457)
AIG Financial Products	AA+/Aa1	201,291,605	(103,370)	771,958
Royal Bank Of Canada	AA+/Aa1	167,338,451	(55,054)	(16,054)
Natixis Financial Products, Inc.	AA+/Aa1	198,630,919	(101,639)	49,554

Guaranteed Investment Contracts
Pacific Life Insurance Company	AA/Aa3	24,213,181	-	3,186
Principal Life Insurance Company	AA/Aa2	10,744,987	-	1,215

Cash Equivalent
Natixis Financial Products, Inc.	AAA/Aaa	10,276,989	-	(182,266)

Total Investment Contracts		1,318,255,931	(365,778)	1,567,536

Common and Collective Investment Trust
Goode Stable Value Trust Fund	AA/Aa2	25,076,607	-	25,925

Money Market Fund and Interest Bearing Cash
Columbia Cash Reserves		75,941,249	-	-

Total		$1,419,273,787	$(365,778)	$1,593,461

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

5.	Investment Contracts (Continued)

Reconciliation of adjustment from fair value to contract value:

	December 31
	2008	2007

Beginning balance	$1,593,461	$12,288,400
Increase (decrease) of fair value to contract value	82,351,332	(10,694,939)

Ending balance	$83,944,793	$1,593,461

6.	Fair Value Measurements

On January 1, 2008, the Plan adopted the provisions of SFAS 157 which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•  Quoted prices for similar assets or liabilities in active markets;

•  Quoted prices for identical or similar assets or liabilities in inactive markets;

•  Inputs other than quoted prices that are observable for the asset or liability; and

•  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

6.	Fair Value Measurements (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

U.S. government and government agency obligations, common and preferred stocks, corporate debt, and real estate investment trusts (classified under Other investments) are valued at the closing price reported on the active market on which the securities are traded.

Asset-backed securities are valued using the external broker bids, where available.

Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end.

Common and collective trusts valued based on the closing market price reported on the active market on which the underlying investments are traded.

Investment contracts, including wrap contracts, which are comprised of fixed maturity synthetic GIC, constant duration synthetic GIC and traditional GIC are valued using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates. (See Note 5: Investment Contracts)

In relation to our GIC contracts, principal protection is purchased from the issuer in the form of a wrap. These wraps are valued based on an internal pricing matrix which uses an income approach to determine the present value of the fee payments related to the contract, using both current contractual fees as well as replacement fees generated by matrix pricing. (See Note 5: Investment Contracts).

Participant loans, money market funds and interest bearing cash are valued at cost, which approximates fair value.

Limited partnerships (classified under Other investments) are generally valued based on the closing market price reported on the active market on which the underlying investments are traded and current appraisals.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

6.	Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Money market funds and interest bearing cash	$156,880,320	$1,830,215	$-	$158,710,535
U.S. government and government agency obligations	1,044,311	37,548	-	1,081,859
Corporate debt	-	383,956	-	383,956
Asset-backed securities	-	318,110	-	318,110
Mutual funds	2,643,247,486	-	-	2,643,247,486
Common and collective trusts	-	476,254,975	-	476,254,975
Common and preferred stocks	1,147,925,665	-	-	1,147,925,665
Investment contracts	-	1,476,167,293	-	1,476,167,293
Wrap contracts	-	-	1,853,787	1,853,787
Participant loans	-	-	119,741,024	119,741,024
Other investments	15,240	70,751	-	85,991

Total investmetnts, at fair value	$3,949,113,022	$1,955,062,848	$121,594,811	$6,025,770,681

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2008:

	Wrap Contracts	Particpant Loans
Balance, beginning of year	$(365,778)	$105,581,904
Realized gains (losses)	-	-
Unrealized gains (losses) relating to instruments held at reporting date	2,219,565	-
Purchases, sales, issuances and settlements (net)	-	14,159,120

Balance, end of year	$1,853,787	$119,741,024

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

7.	Net Depreciation in Fair Value of Investments

For the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value by $(3,930,471,656) and $(999,281,545) respectively, as follows:

	2008	2007
U.S. government and government agency obligations	$87,870	$56,707
Corporate debt	(64,839)	(24,758)
Asset-backed securities	(4,712)	744
Mutual funds	(1,740,240,146)	(107,853,212)
Common and collective trusts	(172,539,511)	1,223,928
Common and preferred stocks	(2,017,686,533)	(892,667,777)
Other investments	(23,785)	(17,177)

Net depreciation in fair value of investments	$(3,930,471,656)	$(999,281,545)

8.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

9.	Related Party Transactions

The Plan holds investments in various funds that are part of the Columbia Funds mutual fund family.

MCM (up until December 14, 2007) and CMA are non-bank affiliates of the Corporation and provide advisory services to Columbia Funds. As advisors to and administrators of the funds, affiliates receive fees directly from the funds for providing services to the funds, including investment management services. Columbia Fund Distributors, Inc. administers and distributes Columbia Funds.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

9.	Related Party Transactions (Continued)

Investment units and shares of Columbia Funds are purchased at net asset value. At December 31, 2008 and 2007, the Plan held investments in the Columbia Fund Family of $1,743,253,861 and $3,238,590,247, respectively.

	2008	2007

Columbia Fund – Money Market
Columbia Cash Reserves, Capital Class	$126,624,379	$130,379,602
Columbia Cash Reserves, Trust Class	3,031,202	4,182,146
Columbia Cash Reserves, Government Reserves Class	27,224,739	-

	156,880,320	134,561,748

Columbia Fund – Fixed Income
Columbia Total Return Bond Fund	228,327	261,327
Columbia Short-Term Bond Fund	497,797	542,541
Columbia Core Bond Fund	185,531,256	153,426,397
Columbia Federal Securities Fund	217,163	217,921
Columbia Strategic Income Fund	12,411	14,298

	186,486,954	154,462,484

Columbia Fund – Equity
Columbia Mid Cap Index Fund	276,312,243	458,453,898
Columbia Multi-Advisor International Equity Fund	139,597,833	287,693,964
Columbia Large Cap Index Fund	495,737,619	835,719,455
Columbia Small Cap Index Fund	195,846,807	294,133,211
Columbia Large Cap Value Fund	144,651,865	237,900,770
Columbia Marsico Focused Equities Fund	147,740,220	254,865,949
Columbia Marsico Growth Fund	-	6,050
Columbia Mid Cap Growth Fund	-	6,222
Columbia Convertible Securities Fund	-	16,306
Columbia LifeGoal Balanced Growth Portfolio	-	281,955,877
Columbia LifeGoal Growth Portfolio	-	235,209,039
Columbia LifeGoal Income and Growth Portfolio	-	63,605,274

	1,399,886,587	2,949,566,015

Total Columbia Fund Family	$1,743,253,861	$3,238,590,247

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

9.	Related Party Transactions (Continued)

Investment income earned from the Columbia Funds totaled $96,640,572 and $210,517,080 for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2008 and 2007, the Plan held investments in the Bank of America Corporation Common Stock valued at $1,145,822,909 and $3,002,390,722, respectively. The Plan earned dividends of $165,522,756 and $178,578,640 for the Bank of America Corporation Common Stock held during the years ended December 31, 2008 and 2007, respectively.

For the years ended December 31, 2008 and 2007, the Plan paid direct expenses to the Trustee totaling $195,966 and $190,374, respectively.

10.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$6,152,060,443	$9,546,637,800
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(83,944,793)	(1,593,461)
Benefit obligations payable	(591,768)	(2,093,406)

Net assets available for benefits per Form 5500	$6,067,523,882	$9,542,950,933

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

10.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of net depreciation in fair value of investments per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
Net depreciation in fair value of investments per the financial statements	$3,930,471,656	$999,281,545
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	82,351,332	(10,694,939)

Net depreciation in fair value of investments per Form 5500	$4,012,822,988	$988,586,606

The following is a reconciliation of benefits paid to plan participants per the financial statements to Form 5500:

	Year Ended December 31
	2008	2007
Benefits paid to plan participants per the financial statements	$713,729,787	$858,142,782
Add: Benefit obligations payable at end of year	591,768	2,093,406
Less: Benefit obligations payable at beginning of year	(2,093,406)	(775,753)

Benefits paid to plan participants per Form 5500	$712,228,149	$859,460,435

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

11.	Federal Income Tax Status

On June 9, 2008, the Plan Sponsor was informed by a determination letter from the Internal Revenue Service (IRS) that the Plan was designed in accordance with applicable sections of the IRC. This determination letter covers certain prior amendments to and restatements of the Plan. The Plan Sponsor intends to request an updated determination letter during the Plan’s current determination letter filing cycle.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

11.	Federal Income Tax Status (Continued)

The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

12.	Litigation

The Plan is the subject of litigation involving certain participants’ voluntary transfer of Plan assets to the Pension Plan and whether such transfers were in accordance with applicable law. The outcome of this litigation cannot be predicted at this time.

The Plan is the subject of litigation involving alleged market timing arrangements in certain Nations Funds mutual funds in which the Plan was invested. In December 2005, the Corporation and other named defendants in the litigation entered into a settlement that among other things, is contingent upon a minimum threshold amount being received by the Nations Funds shareholders and/or the Nations Funds mutual funds from a previously established regulatory settlement fund. The settlement is subject to court approval.

The Plan is the subject of litigation alleging certain ERISA violations related to fees and expenses related to (i) investments by the Plan, the Bank of America Pension Plan, and their respective predecessor plans in investment funds offered or managed by Corporation subsidiaries or affiliates and (ii) the use of Corporation subsidiaries or affiliates in other matters of plan administration and investment.

13.	Subsequent Events

Effective January 2, 2009, the Stable Capital Fund was replaced with the Stable Value Fund which is held in the new Stable Value Master Trust.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2008

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value

	MONEY MARKET AND INTEREST BEARING CASH
	BANK OF DESOTO	CD #10649 INT MO		$90,000
	BANK OF DESOTO	CD #10650 INT MO		50,000
	BANK OF DESOTO	CD #9452 INT MO		50,000
	BANK OF TEXAS	CD #4750003215 INT MO		50,000
	BANK OF TEXAS	CD #7140000235 INT MO		99,000
	BANK OF TEXAS	CD #7140000272 INT MO		100,000
	BEAL BANK	CD #120632229 INT MO		100,000
	BEAL BANK	CD #120507116 INT MO		55,000
	BEAL BANK	CD #120677919 INT MO		50,000
	BEAL BANK	CD INT RENVST		50,000
	CENTURY BANK	CD #5887380 INT QRTLY		50,000
	COLONIAL BANK	CD #8051757949 INT MO		100,000
*	COLUMBIA	CASH RESERVES CAPITAL CLASS	126,624,379	126,624,379
*	COLUMBIA	CASH RESERVES TRUST CLASS	3,031,202	3,031,202
*	COLUMBIA	GOVERNMENT RESERVES CAPITAL CLASS	27,224,739	27,224,739
	COMERICA BANK	CD #385106645018 INT MO		100,000
	COMPASS BANK	CD #1003366460 INT MO		100,000
	COMPASS BANK	CD #1006761827 INT MO		35,000
	GUARANTY BANK	CD #1779575099 INT MO		25,129
	GUARANTY BANK	CD #1774844805 INT MO		100,000
	GUARANTY FEDERAL BANK	CD #1319015978 INT MO		99,000
	HILLCREST BANK	CD #62407341 INT MO		90,000
	NATIONAL BANK OF KANSAS CITY	CD #54733 INT MO		57,000
	PARK CITIES BANK	CD #37004765 INT MO		70,000
	TRANSPORTATION ALLIANCE BANK	CD #730006202 INT MO		25,000
	TRANSPORTATION ALLIANCE BANK	CD #730008133 INT MO		73,000
	USAA FEDERAL SAVINGS BANK	CD #5390012 INT RENVST		28,037
	USAA FEDERAL SAVINGS BANK	CD #5353200 INT MO		100,000
	USAA FEDERAL SAVINGS BANK	CD #5061801 INT RENVST		25,327
	USAA FEDERAL SAVINGS BANK	CD #5357092 INT RENVST		58,722

	TOTAL MONEY MARKET AND INTEREST BEARING CASH			158,710,535

	U.S. GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS
	FEDERAL HOME LN MTG CORP	SER 2873 CL JQ DTD 10/01/04 6.000% DUE 07/15/34	10,000	10,003
	FEDERAL NATL MTG ASSN	SER 2001-60 CL GK DTD 10/01/01 6.000% DUE 11/25/31	9,249	9,544
	FEDERAL NATL MTG ASSN	SER 2001-70 CL GM DTD 11/01/01 6.000% DUE 12/25/31	17,398	18,001
	UNITED STATES	TREAS BD DTD 02/15/91 7.875% DUE 02/15/21	100,000	148,625
	UNITED STATES	TREAS BILL DTD 07/24/08 DUE 01/22/09	32,000	32,000
	UNITED STATES	TREAS BILL DTD 08/28/08 DUE 02/26/09	12,000	12,000
	UNITED STATES	TREAS BILL DTD 11/06/08 DUE 05/07/09	48,000	47,990
	UNITED STATES	TREAS NT DTD 02/17/04 4.000% DUE 02/15/14	100,000	113,344
	UNITED STATES	TREAS NT DTD 08/15/05 4.250% DUE 08/15/15	100,000	116,125
	UNITED STATES	TREAS NT DTD 08/15/07 4.750% DUE 08/15/17	100,000	119,563
	UNITED STATES	TREAS NT DTD 11/15/06 4.625% DUE 11/15/16	100,000	118,063
	UNITED STATES	TREAS NT DTD 02/15/02 4.875% DUE 02/15/12	100,000	111,898
	UNITED STATES	TREAS NT DTD 08/15/03 4.250% DUE 08/15/13	100,000	113,695
	UNITED STATES	TREAS NT DTD 11/15/02 4.000% DUE 11/15/12	100,000	111,008

	TOTAL U.S. GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS			1,081,859

	CORPORATE DEBT
	FORD MTR CR CO	NT DTD 10/25/01 7.250% DUE 10/25/11	50,000	36,525
	GENERAL ELEC CAP CORP	SR INTERNOTES CALL 03/15/11 @100 DTD 03/23/06 6.000% DUE 03/15/32	100,000	88,087
	GENERAL ELEC CAP CORP	SR INTERNOTES CALL 08/15/08 @100 DTD 08/26/04 5.500% DUE 08/15/23	100,000	86,334
	GENERAL ELEC CO	SR UNSECD NT DTD 12/06/07 5.250% DUE 12/06/17	100,000	99,695
	GENERAL MTRS ACCEP CORP	SMARTNOTES CALL 08/15/06 @100 DTD 08/12/03 7.250% DUE 08/15/18	100,000	39,788
	PRUDENTIAL FINL INC	INTERNOTES DTD 05/06/04 5.750% DUE 05/15/19	50,000	33,527

	TOTAL CORPORATE DEBT			383,956

*Investments with parties-in-interest as defined under ERISA.
Column (d) Cost was omitted as all investments are participant-directed.	22

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2008

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value

	ASSET-BACKED SECURITIES
*	ABN AMRO MTG CORP	2003-11 MC MTG PASSTHRU CL A-9 DTD 09/01/03 6.000% DUE 10/25/33	79,000	$66,481
	GOVERNMENT NATL MTG ASSN	POOL #105474 DTD 11/01/83 12.500% DUE 10/15/13	207	241
	GOVERNMENT NATL MTG ASSN	POOL #124950 DTD 05/01/85 9.000% DUE 05/15/15	1,457	1,561
	GOVERNMENT NATL MTG ASSN	POOL #141703 DTD 10/01/85 11.500% DUE 10/15/15	201	228
	GOVERNMENT NATL MTG ASSN	POOL #158422 DTD 05/01/86 9.500% DUE 05/15/16	333	361
	GOVERNMENT NATL MTG ASSN	POOL #158990 DTD 07/01/86 9.000% DUE 07/15/16	236	252
	GOVERNMENT NATL MTG ASSN	POOL #166126 DTD 07/01/86 9.500% DUE 07/15/16	415	450
	GOVERNMENT NATL MTG ASSN	POOL #180576 DTD 03/01/87 8.000% DUE 03/15/17	810	866
	GOVERNMENT NATL MTG ASSN	POOL #194375 DTD 03/01/87 9.000% DUE 02/15/17	330	352
	GOVERNMENT NATL MTG ASSN	POOL #197040 DTD 03/01/87 8.000% DUE 03/15/17	1,610	1,722
	GOVERNMENT NATL MTG ASSN	POOL #266976 DTD 12/01/88 10.00% DUE 12/15/18	132	146
	GOVERNMENT NATL MTG ASSN	POOL #320835 DTD 04/01/92 7.500% DUE 04/15/22	975	1,032
	GOVERNMENT NATL MTG ASSN	POOL #322807 DTD 02/01/92 8.000% DUE 02/15/22	629	669
	GOVERNMENT NATL MTG ASSN	POOL #341342 DTD 12/01/92 8.000% DUE 12/15/22	2,338	2,486
	GOVERNMENT NATL MTG ASSN	POOL #342553 DTD 03/01/93 7.500% DUE 03/15/23	352	373
	GOVERNMENT NATL MTG ASSN	POOL #411479 DTD 11/01/95 7.500% DUE 11/15/25	2,062	2,187
	GOVERNMENT NATL MTG ASSN	POOL #471439 DTD 10/01/01 6.500% DUE 10/15/31	1,479	1,555
	GOVERNMENT NATL MTG ASSN	POOL #559513 DTD 04/01/01 6.500% DUE 04/15/31	3,111	3,270
	GOVERNMENT NATL MTG ASSN	POOL #595192 DTD 11/01/02 5.000% DUE 11/15/32	33,966	34,983
	GOVERNMENT NATL MTG ASSN	POOL #604337 DTD 05/01/03 5.500% DUE 05/15/33	22,443	23,195
	GOVERNMENT NATL MTG ASSN	POOL #604740 DTD 11/01/03 5.000% DUE 11/15/33	18,773	19,329
	GOVERNMENT NATL MTG ASSN	POOL #604897 DTD 12/01/03 5.000% DUE 12/15/33	19,860	20,449
	GOVERNMENT NATL MTG ASSN	POOL #605098 DTD 03/01/04 5.000% DUE 03/15/34	55,774	57,392
	GOVERNMENT NATL MTG ASSN	POOL #614160 DTD 06/01/03 5.500% DUE 06/15/33	11,260	11,637
	GOVERNMENT NATL MTG ASSN	POOL #627930 DTD 02/01/04 5.500% DUE 02/15/34	17,787	18,372
	GOVERNMENT NATL MTG ASSN	POOL #641277 DTD 04/01/05 5.000% DUE 04/15/35	28,694	29,508
	MASTR ASSET SECURITIZATION TRUST	2003-4 MTG PASSTHRU CTF CL 6-A-9 DTD 04/01/03 5.500% DUE 05/25/33	25,000	19,013

	TOTAL ASSET-BACKED SECURITIES			318,110

	MUTUAL FUNDS
	ALLIANCE BERNSTEIN	INTERMEDIATE BOND FUND	11,673	105,171
	AMERICAN CENTURY	SELECT FUND	413	10,185
	AMERICAN FUNDS	GROWTH FUND OF AMERICA	9,692,864	198,122,142
*	COLUMBIA	CORE BOND FUND	18,405,879	185,531,256
*	COLUMBIA	FEDERAL SECURITIES FUND	19,850	217,163
*	COLUMBIA	LARGE CAP INDEX FUND	28,605,748	495,737,619
*	COLUMBIA	LARGE CAP VALUE FUND	17,138,847	144,651,865
*	COLUMBIA	MARSICO FOCUSED EQUITIES FUND	9,823,153	147,740,220
*	COLUMBIA	MID CAP INDEX FUND	40,514,992	276,312,243
*	COLUMBIA	MULTI-ADVISOR INTL EQUITY FUND	15,442,238	139,597,833
*	COLUMBIA	SHORT TERM BOND FUND	53,070	497,797
*	COLUMBIA	SMALL CAP INDEX FUND	17,517,603	195,846,807
*	COLUMBIA	STRATEGIC INCOME FUND	2,419	12,411
*	COLUMBIA	TOTAL RETURN BOND FUND	26,005	228,327
	DODGE & COX	STOCK FUND	3,608,800	268,386,438
	DWS	SHORT DURATION PLUS FUND	4,885	42,838
*	FIDELITY	ASSET MANAGER	12,670	137,347
*	FIDELITY	DISCIPLINED EQUITY FUND	2,531	44,060
*	FIDELITY	COMMONWEALTH TRUST	1,501	15,806
*	FIDELITY	DIVERSIFIED INTL FUND	11,904,687	256,069,811
*	FIDELITY	FINL TRUST EQUITY INCOME II FUND	2,987	39,792
*	FIDELITY	GINNIE MAE PORTFOLIO	19,751	220,220
*	FIDELITY	REAL ESTATE INVT PORTFOLIO	4,867,502	$75,981,713
	LEGG MASON	BATTERYMARCH US SMALL CAP EQUITY PORTFOLIO INSTL FUND	4,219,108	25,103,690
	MATTHEWS	ASIA-PACIFIC FUND	300	3,009
	MATTHEWS	PAC TIGER FUND	200	2,210
	MTB	GROUP INTERNATIONAL EQUITY FUND	679	4,355
	NICHOLAS FUND INC	NICHOLAS FUND	3,618	110,156
	VAN KAMPEN	US MORTGAGE FUND	5,744	70,197
	VANGUARD	500 INDEX FUND	910	75,590
	VANGUARD	CAP VALUE FUND	39,140	200,007
	VANGUARD	ENERGY FUND	599	26,437
	VANGUARD	GNMA FUND	58,961	623,803
	VANGUARD	INSTL TOTAL STK MKT FUND	7,287,075	143,409,632
	VANGUARD	INTER TERM TREAS FUND	8,211	99,348
	VANGUARD	MID-CAP GROWTH FUND	18,291	203,210
	VANGUARD	SELECTED VALUE FUND	18,227	216,536
	VANGUARD	TOTAL STK MKT INDEX FUND	367	7,994
	VANGUARD	WELLINGTON FUND	18,627	455,068
	VANGUARD	WINDSOR FUND	8,657	78,087
	VANGUARD	WINDSOR II FUND	9,178	175,398
	VANGUARD	WELLESLEY INCOME FUND	1,587	29,202

*Investments with parties-in-interest as defined under ERISA.
Column (d) Cost was omitted as all investments are participant-directed.	23

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2008

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value

	WESTERN ASSET	CORE BOND PORT FUND	9,559,300	86,798,443
	WESTERN ASSET	HIGH INCOME OPPORTUNITY FUND	1,520	6,050

	TOTAL MUTUAL FUNDS			2,643,247,486

	COMMON AND COLLECTIVE TRUSTS
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2010 FUND	5,175,547	43,526,349
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2015 FUND	9,070,550	71,748,051
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2020 FUND	10,704,787	80,607,044
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2025 FUND	10,042,107	72,403,592
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2030 FUND	8,640,520	59,878,807
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2035 FUND	7,281,759	48,642,151
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2040 FUND	4,790,454	30,946,336
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2045 FUND	2,139,252	13,413,111
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2050 FUND	1,112,077	6,839,276
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX RETIREMENT FUND	2,714,595	23,372,659
	GOODE	STABLE VALUE TRUST FUND	1,687,655	24,877,599

	TOTAL COMMON AND COLLECTIVE TRUSTS			476,254,975

	COMMON AND PREFERRED STOCKS
	ABBOTT LABS	COMMON STOCK	800	42,696
	ALLIANZ SOCIETAS EUROPAEA-SE	PREFERRED STOCK	800	15,600
	AMERCO	PREFERRED STOCK	400	7,384
	AMEREN CORP	COMMON STOCK	400	13,304
	AMERICAN ELEC PWR INC	COMMON STOCK	400	13,312
	APPROACH RES INC	COMMON STOCK	500	3,655
	AT&T INC	COMMON STOCK	2,677	76,294
	AUTOMATIC DATA PROCESSING INC	COMMON STOCK	200	7,868
*	BAC CAP TRUST	PREFERRED STOCK	1,000	19,017
	BAKER HUGHES INC	COMMON STOCK	400	12,828
*	BANK OF AMERICA CORPORATION	COMMON STOCK	81,379,468	1,145,822,909
	BARCLAYS BANK PLC	PREFERRED STOCK	800	12,016
	BP PLC	COMMON STOCK	4,286	200,328
	CHEVRON CORP	COMMON STOCK	300	22,191
	CITIGROUP INC	COMMON STOCK	6,500	43,615
	COMCAST CORP	COMMON STOCK	145	2,448
	CONOCOPHILLIPS	COMMON STOCK	988	51,178
	CONSECO INC	COMMON STOCK	15	78
	CONSTELLATION ENERGY GROUP INC	CONVERTIBLE PREFERRED STOCK	800	15,200
	CORTS TRUST	PREFERRED STOCK	800	13,921
*	COUNTRYWIDE	PREFERRED STOCK	800	13,600
	DIAMOND OFFSHORE DRILLING INC	COMMON STOCK	400	23,576
	DOMINION RES INC VA	COMMON STOCK	800	28,672
	DUKE ENERGY CORP	COMMON STOCK	500	7,505
	ENCANA CORP	COMMON STOCK	300	13,944
	EXXON MOBIL CORP	COMMON STOCK	3,600	287,388
	FASTENAL CO	COMMON STOCK	300	10,455
	FPL GROUP INC	COMMON STOCK	2,700	135,891
	GENERAL ELEC CO	COMMON STOCK	1,500	24,300
	GREAT ATLANTIC & PAC TEA INC	PREFERRED STOCK	800	11,200
	GREAT PLAINS ENERGY INC	COMMON STOCK	64	1,237
	HOSPIRA INC	COMMON STOCK	80	2,146
	INTERNATIONAL BUSINESS MACHINES	COMMON STOCK	800	67,328
	JOHNSON & JOHNSON	COMMON STOCK	2,200	131,626
	JPMORGAN CHASE & CO	PREFERRED STOCK	800	20,144
	M&T CAP TRUST	PREFERRED STOCK	800	20,080
	MERCK & CO INC	COMMON STOCK	800	24,320
*	MERRILL LYNCH & CO INC	PREFERRED STOCK	800	15,824

*Investments with parties-in-interest as defined under ERISA.
Column (d) Cost was omitted as all investments are participant-directed.	24

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2008

( a )	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units		Current Value

	NOVARTIS AG	COMMON STOCK	200		$9,952
	PFIZER INC	COMMON STOCK	6,000		106,260
	PPLUS TRUST	PREFERRED STOCK	1,000		11,340
	PRUDENTIAL FINL INC	PREFERRED STOCK	800		17,552
	ROYAL DUTCH SHELL PLC	COMMON STOCK	1,000		52,940
	SCANA CORP	COMMON STOCK	631		22,464
	SCHERING PLOUGH CORP	COMMON STOCK	800		13,624
	SHIP FIN INTL LTD	COMMON STOCK	2,000		22,100
	SOUTHERN CO	COMMON STOCK	200		7,400
	SPECTRA ENERGY CORP	COMMON STOCK	100		1,574
	SUNTRUST CAP	PREFERRED STOCK	800		18,800
	TELEPHONE & DATA SYS INC	PREFERRED STOCK	1,600		22,080
	TORTOISE CAP RESOURCES CORP	COMMON STOCK	2,000		8,900
	TRAVELERS COS INC	COMMON STOCK	342		15,458
	UNITED STATES CELLULAR CORP	PREFERRED STOCK	800		14,800
	US BANCORP DEL	COMMON STOCK	200		5,002
	WAL-MART STORES INC	COMMON STOCK	4,000		224,240
	WELLS FARGO CAP	PREFERRED STOCK	800		21,360
	WYETH	COMMON STOCK	1,600		60,016
	XCEL ENERGY INC	COMMON STOCK	1,872		34,725

	TOTAL COMMON AND PREFERRED STOCKS				1,147,925,665

	INVESTMENT CONTRACTS
	ING LIFE INSURANCE AND ANNUITY COMPANY	GUARANTEED INVESTMENT CONTRACT 60252, DTD 07/01/08 VAR RT		$230,698,689
	ING LIFE INSURANCE AND ANNUITY COMPANY	WRAPPER CONTRACT		174,885

	TOTAL ING LIFE INSURANCE AND ANNUITY COMPANY				230,873,574
	NATIXIS FINANCIAL PRODUCTS INC	GUARANTEED INVESTMENT CONTRACT #WR104601, DTD 09/03/99 OPEN		202,842,052
	NATIXIS FINANCIAL PRODUCTS INC	WRAPPER CONTRACT		154,873

	TOTAL NATIXIS FINANCIAL PRODUCTS INC				202,996,925
	NATIXIS FINL PRODUCTS INC	GUARANTEED INVESTMENT CONTRACT #546-25, DTD 07/19/06 VAR RT DUE 07/19/11			10,244,223
	PACIFIC LIFE INSURANCE COMPANY	GUARANTEED INVESTMENT CONTRACT #G27358.01.001, VARIABLE RATE OPEN MATURITY		258,710,511
	PACIFIC LIFE INSURANCE COMPANY	WRAPPER CONTRACT		411,150

	TOTAL PACIFIC LIFE INSURANCE COMPANY				259,121,661
	RABOBANK	GUARANTEED INVESTMENT CONTRACT #040301, DTD 04/28/03 0.000% DUE 10/15/12		77,778,628
	RABOBANK	WRAPPER CONTRACT		89,598

	TOTAL RABOBANK				77,868,226
	RABOBANK	GUARANTEED INVESTMENT CONTRACT #040302, DTD 04/28/03 0.000%		30,691,164
	RABOBANK	WRAPPER CONTRACT		22,495

	TOTAL RABOBANK				30,713,659
	RABOBANK	GUARANTEED INVESTMENT CONTRACT #BOA 070201, DTD 07/29/02 VAR RT		102,525,945
	RABOBANK	WRAPPER CONTRACT		316,381

	TOTAL RABOBANK				102,842,326
	ROYAL BANK OF CANADA	GUARANTEED INVESTMENT CONTRACT #NYSM-03BAC-0504		172,778,586
	ROYAL BANK OF CANADA	WRAPPER CONTRACT		228,009

	TOTAL ROYAL BANK OF CANADA				173,006,595
	STATE STREET BANK	GUARANTEED INVESTMENT CONTRACT #106009, DTD 04/25/06 DUE 07/01/13		238,432,754
	STATE STREET BANK	WRAPPER CONTRACT		228,354

	TOTAL STATE STREET BANK				238,661,108
	TRANSAMERICA	GUARANTEED INVESTMENT #MDA00885TR, DTD 07/06/99 VAR RT DUE OPEN		151,464,741
	TRANSAMERICA	WRAPPER CONTRACT		228,042

	TOTAL TRANSAMERICA				151,692,783

	TOTAL INVESTMENT CONTRACTS				1,478,021,080

*	PARTICIPANT LOANS	INTEREST RATES RANGING FROM 5.00% TO 11.50%			119,741,024

	OTHER INVESTMENTS
	ENTERTAINMENT PROPERTIES TRUST	REAL ESTATE INVESTMENT TRUST			8,850
	HOSPITALITY PROPERTIES TRUST	REAL ESTATE INVESTMENT TRUST			5,236
	PENGROWTH	ENERGY TRUST			15,240
	PUBLIC STORAGE INC	REAL ESTATE INVESTMENT TRUST			35,520
	PUBLIC STORAGE INC	REAL ESTATE INVESTMENT TRUST			17,600
	SUBURBAN PROPANE PARTNERS LP	LIMITED PARTNERSHIP			3,545

	TOTAL OTHER INVESTMENTS				85,991

*Investments with parties-in-interest as defined under ERISA.
Column (d) Cost was omitted as all investments are participant-directed.	25

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2008

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value

	TOTAL INVESTMENTS			$6,025,770,681

*Investments with parties-in-interest as defined under ERISA.
Column (d) Cost was omitted as all investments are participant-directed.	26

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BANK OF AMERICA 401(K) PLAN

Date: June 26, 2009	/s/ STEPHEN D. TERRY

Senior Vice President Benefits Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description	Page No
23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.	29